PRAIRIE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-68889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/16 and ending 12/31/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Prairie Capital Markets, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
One Mid America Plaza, Suite 1000
(No. and Street)

Oakbrook Terrace	IL	60181
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Robert Gross (630) 443-9933
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Robert Gross**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Prairie Capital Markets, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Chief Compliance Officer
Title

Notary Public

OFFICIAL SEAL
TRACI SMASON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/20/20

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Prairie Capital Markets, LLC

We have audited the accompanying statement of financial condition of Prairie Capital Markets, LLC (the Company) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Prairie Capital Markets, LLC management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Prairie Capital Markets, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 6, 2017

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 E. Northwest Hwy | Mt. Prospect, IL 60056


PRAIRIE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016



ASSETS


Cash	$ 1,345,172
Consulting fees receivable, less	
allowance for doubtful accounts of $10,000	67,036
Other assets	7,275
TOTAL ASSETS	$ 1,419,483


LIABILITIES AND MEMBER'S CAPITAL


Liabilities		
Accounts payable	$	18,828
Due to related party		21,472
TOTAL LIABILITIES	$	40,300
Member's Capital		$ 1,379,183
TOTAL LIABILITIES AND MEMBER'S CAPITAL		$ 1,419,483


The accompanying notes are an integral part of this financial statement.


PRAIRIE CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2016

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Prairie Capital Markets, LLC (the "Company"), a limited liability company, was organized in the state of Illinois on July 1, 2010. The Company is a wholly-owned subsidiary of Prairie Capital Holdings, Inc. ("Holdings"). The Company is registered with the Securities and Exchange Commission and, is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is consulting services.

Allowance for Doubtful Accounts - The allowance for doubtful accounts is determined on a specific identification basis as a result of a case-by-case review of receivables.

Consulting Fee Revenue - The Company earns a retainer from its clients upon being engaged with a success fee earned upon the closing of the related transaction. This success fee is based on the pre-negotiated percentage of the total transaction purchase/sell price.

Concentration of Cash - The Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limits. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRAIRIE CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2016

NOTE 2 - RELATED PARTY TRANSACTIONS

As previously noted, the Company is wholly owned by Prairie Capital Holdings, Inc. ("Parent"). The Company is also affiliated with Prairie Capital Advisors, Inc. ("Advisors") through common ownership.

The company shares office space, employees and other overhead expenses with its Parent. In accordance with a written agreement, the Company has agreed to reimburse the Parent an amount equal to 5% of the costs that the Parent has incurred for these shared expenses. The expenses incurred to the Parent during the year ended December 31, 2016 pursuant to the agreement are as follows:

Expense	Amount
Compensation	$ 182,101
Occupancy	26,574
Other expenses	48,983
Total	$ 257,658

At any time, the Parent has the authority to forgive payment and treat that amount as a non-cash contribution to the Company. There were no non-cash contributions during the year ended December 31, 2016.

At December 31, 2016, $21,472 was due to the Parent, as stated in the statement of financial condition.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at December 31, 2016, the Company had net capital and a net capital requirement of $1,304,872 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 3%.

PRAIRIE CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2016

NOTE 4 - INCOME TAXES

As a single member limited liability company, the Company is not recognized for federal and state income tax purposes as a taxable entity. Therefore, income taxes are the responsibility of the individual shareholders of the Parent.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2013.

NOTE 5 - MAJOR CUSTOMERS

For the year ended December 31, 2016, approximately 42% of the Company's revenue was derived from three customers. There is no balance in consulting fees receivable from any of these customers.

NOTE 6 – SUBSEQUENT EVENT

In January 2017, management withdrew $1,900,000 as a distribution of profits. The SEC and FINRA were notified of these distributions.